Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES
For the year ended December 31, 2017, our earnings were in excess of fixed charges. The following table presents our historical ratio of earnings to fixed charges and amount of excess of fixed charges for the periods indicated.

	Year Ended December 31,
	2017	2016	2015	2014	2013
Ratio of earnings to fixed charges (1)	3.00x	1.92x	1.61x	1.59x	2.72x

(1)
The term “fixed charges” means the sum of (a) interest expensed and capitalized, (b) amortized premiums, discounts and capitalized expenses related to indebtedness, and (c) portion of rent expense considered to be interest. The term “earnings” means the sum of (a) pre-tax income from continuing operations and (b) fixed charges.